RESIGNATION LETTER

August 31, 2020

To the Shareholders and Board of Directors of

Well-being Holdings, Inc.,

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer, of Well-being Holdings, Inc. (the “Corporation”). My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Haruhiko Abe

Haruhiko Abe